SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 6)

Advanced Medical Optics, Inc.

(Name of Issuer)

Rainforest Acquisition Inc.

a wholly-owned subsidiary of

Abbott Laboratories

(Name of Filing Persons, Offerors)

Common Stock, par value $0.01 per share,

Associated Preferred Stock Purchase Rights

(Title of Class of Securities)

00763M108

(CUSIP Number of Class of Securities)

Laura J. Schumacher

Executive Vice President, General Counsel and Secretary

Abbott Laboratories

100 Abbott Park Road

Abbott Park, Illinois 60064

(847) 937-6100

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Elizabeth C. Kitslaar, Esq.

Jones Day

77 West Wacker

Chicago, Illinois 60601

Telephone: (312) 782-3939

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)
$1,356,814,206	$53,323

(1)

Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Calculated by multiplying $22.00, the per share tender offer price, by 61,673,373, the number of outstanding shares of common stock of Advanced Medical Optics, Inc. as of January 5, 2009.

(2)

The filing fee was calculated in accordance with Rule 0-11 of the Exchange Act and Fee Rate Advisory #2 for fiscal year 2009, issued September 29, 2008, by multiplying the transaction value by .0000393.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

	Amount Previously Paid: $53,323	Filing Party: Abbott Laboratories
	Form or Registration No.: Schedule TO	Date Filed: January 27, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

AMENDMENT NO. 6 TO SCHEDULE TO

This Amendment No. 6 further amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on January 27, 2009 (as amended or supplemented, the “Schedule TO”), as amended on February 6, 2009, February 17, 2009 and February 23, 2009, by Rainforest Acquisition Inc., a Delaware corporation (the “Purchaser”) and a wholly-owned subsidiary of Abbott Laboratories, an Illinois corporation (“Abbott”), and Abbott. The Schedule TO relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “AMO Common Stock”), and the associated preferred stock purchase rights issued in connection with the Rights Agreement, dated June 24, 2002, by and between Advanced Medical Optics, Inc., a Delaware corporation (“AMO”), and Mellon Investor Services, LLC (together with the AMO Common Stock, the “Shares”), of AMO, at a price of $22.00 per Share, net to the seller in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated January 27, 2009 (as it may be amended or supplemented, the “Offer to Purchase”), and the related letter of transmittal (as it may be amended or supplemented, the “Letter of Transmittal,” and together with the Offer to Purchase, the “Offer”), copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Items 8 and 11.     Interest in Securities of the Subject Company; Additional Information

Items 8 and 11 are hereby amended and supplemented to include the following:

“The Offer expired at 12:00 midnight, New York City time, on Tuesday, February 24, 2009.  The Offer was not extended. The Depositary has advised Abbott that a total of approximately 56,395,914 Shares were validly tendered and not withdrawn (including approximately 6,657,258 Shares subject to guaranteed delivery procedures). These Shares, together with the Shares beneficially owned by Abbott and its wholly-owned subsidiaries, represent approximately 93.5% of AMO’s outstanding Shares, or approximately 83.1% on a fully diluted basis.  The Purchaser has accepted for payment all Shares that were validly tendered in the Offer.

Pursuant to the Merger Agreement, Abbott intends to effect a short-form merger as promptly as practicable, without the need for a meeting of AMO shareholders.  In the Merger, the Purchaser will be merged with and into AMO with AMO continuing as the Surviving Corporation and a wholly-owned subsidiary of Abbott.  At the Effective Time of the Merger, each Share outstanding immediately prior to the Effective Time (other than Shares owned by AMO, Abbott, the Purchaser or any of their respective subsidiaries and Shares held by dissenting stockholders who properly exercise appraisal rights under the DGCL) will be converted into the right to receive $22.00 net in cash, without interest and subject to any required withholding taxes.”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to include the following:

(a)(5)(H)         Press release issued by Abbott on February 25, 2009.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 25, 2009

Rainforest Acquisition Inc.

By:	/s/ William J. Chase
William J. Chase
Vice President and Treasurer

Abbott Laboratories

By:	/s/ William J. Chase
William J. Chase
Vice President and Treasurer

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EXHIBIT INDEX

(a)(1)(A)*	Offer to Purchase, dated January 27, 2009.
(a)(1)(B)*	Form of Letter of Transmittal.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(5)(A)*	Press release issued by Abbott and AMO on January 12, 2009 (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Abbott on January 12, 2009).
(a)(5)(B)*	Summary Advertisement as published in the Wall Street Journal on January 27, 2009.
(a)(5)(C)*	Press release issued by Abbott on January 26, 2009 (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Abbott on January 26, 2009).
(a)(5)(D)*	Frequently-Asked Questions provided to certain employees of AMO (incorporated into this Schedule TO by reference to the Schedule TO-C filed by Abbott on January 12, 2009).
(a)(5)(E)*	Press release issued by Abbott on February 6, 2009.
(a)(5)(F)*	Frequently-Asked Questions provided to certain employees of AMO.
(a)(5)(G)*	Press release issued by Abbott on February 20, 2009.
(a)(5)(H)	Press release issued by Abbott on February 25, 2009.
(b)	Not applicable.
(d)(1)*

Agreement and Plan of Merger, dated as of January 11, 2009, by and among Abbott, the Purchaser and AMO (incorporated into this Schedule TO by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

(d)(2)*

Support Agreement, dated as of January 11, 2009, by and among ValueAct Capital Master Fund, L.P., ValueAct Capital Master Fund III, L.P., G. Mason Morfit, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

(d)(3)*

Support Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Abbott on January 15, 2009).

(d)(4)*

Employment and Retention Agreement, dated as of January 11, 2009, by and among James V. Mazzo, Abbott and the Purchaser (incorporated into this Schedule TO by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by AMO on January 13, 2009).

(d)(5)*	Amendment No. 1 to the Merger Agreement, dated as of February 17, 2009, by and among Abbott, the Purchaser and AMO.
(g)	Not applicable.
(h)	Not applicable.

* Filed previously